UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-496

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

Issuer of the securities held pursuant to the Plan

A Delaware Corporation
I.R.S. Employer Identification No. 51-0023450
Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
Telephone: 302-594-5000

INDEX TO FINANCIAL STATEMENT AND REQUIRED SUPPLEMENTARY DATA

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS	4
At December 31, 2005 and 2004

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	5
For the years ended December 31, 2005 and 2004

NOTES TO FINANCIAL STATEMENTS	6

SUPPLEMENTAL SCHEDULES	13
Schedule H, Part IV, Item 4(i) - Assets Held for Investment Purposes
Schedule H, Part IV, Item 4(j) - Reportable Transactions

EXHIBIT INDEX	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Hercules Incorporated Savings and Investment Plan
Wilmington, Delaware

We have audited the accompanying statements of net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 2005 and 2004, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MorisonCogen LLP
Bala Cynwyd, Pennsylvania
May 12, 2006

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2005	2004
ASSETS:
Investments (Note 4)	$362,116	$389,359
Contributions receivable	4,599	2,417
Total assets	$366,715	$391,776

LIABILITIES:
Loan payable (Note 7)	39,154	51,212
Total liabilities	39,154	51,212

NET ASSETS AVAILABLE FOR BENEFITS	$327,561	$340,564

The accompanying notes are an integral part of these financial statements

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	Year Ended December 31,
	2005	2004
ADDITIONS:
Increase to net assets attributed to:
Investment income (loss)
Net (depreciation) appreciation in fair value of investments (Note 4)	$(13,542)	$37,867
Interest	3,636	3,397
Dividends	6,436	3,326

Contributions:
Participants	12,619	12,391
Employer	16,878	17,137
Transfers from other plans (Note 9)	14	12,778
Total Additions	26,041	86,896

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	36,513	34,792
Administrative expenses	14	8
Interest Expense	2,517	2,737
Total Deductions	39,044	37,537

Net (Decrease) Increase	(13,003)	49,359

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	340,564	291,205
End of year	$327,561	$340,564

The accompanying notes are an integral part of these financial statements

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1. Description of Plan

The following description of the Hercules Incorporated Savings and Investments Plan (the Plan) provides only general information. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Upon hire, substantially all domestic Hercules Incorporated ("Hercules" or the "Company") employees are immediately eligible to participate in the Plan and obtain immediate, non-forfeitable (vested) rights to the full market value of their account. At time of enrollment in the Plan, participants may elect to contribute up to 50% of their annual wages on either a pre- or post-tax basis, or a combination thereof. The Company contributes, in the form of Hercules Incorporated common stock, 50% of the first 6% of the annual earnings that an employee contributes to the Plan. Participants can also elect to immediately diversify their Company Matching common stock contribution into any Plan investment option. Participants shall direct the investment of their monthly savings in any of the Plan’s investment options, or a combination thereof. For employees hired on or after January 1, 2005, the Company also makes a Basic Contribution (Basic Retirement Contribution) equal to 2% of their annual wages.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The Plan includes an employee loan provision authorizing participants to borrow a minimum of $1,000 up to a maximum amount that is equal to the lesser of $50,000 or 50% of their vested balances in the Plan. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans plus one percent. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

The Plan was amended effective January 1, 2003 to allow for profit sharing contributions to eligible participants depending on the Company performance. Since the Company met its 2005 and 2004 target performance, discretionary employer contributions were allocated to eligible participants accounts in the amounts of $1,293 and $1,487 for 2005 and 2004, respectively. This profit sharing program ended in 2005.

Effective January 1, 2005, the Plan was amended to permit variable employer contribution to eligible participants (salaried employees and those union employees who have negotiated participation in the Flexible Benefits Plans). The Performance Retirement Contribution (PRC) is based on Company performance against specific performance targets each year. Company performance at target will generate an average PRC contribution equal to 3% of participants annual wages. If the Company exceeds the target, the average contribution could go up to 5% of annual wages. If the Company achieves the target in a given year and generates a 3% pool, the Company will make contributions to the participants’ accounts at the beginning of the following year in these amounts:

1.5% of pay for employees with less than 11 years of service.

3% of pay for employees with at least 11, but less than 20 years of service.

4.5% of pay for employees with 20 or more years of service.

For 2005, the Company performance targets for the PRC was Operating Cash Flow. Based on performance against target, the Company made a PRC of $2,368 which was allocated to eligible participant accounts.

The fiduciary committee of the Hercules Incorporated Board of Directors has appointed The Vanguard Group (“Trustee”) as both the Trustee and Recordkeeper for the Plan, effective July 1, 2002.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Hercules Blended Interest Fund is carried at cost plus investment earnings less withdrawals, which is equivalent to contract value. The market values for funds managed by the Trustee are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Withdrawals are recorded upon distribution. The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date ("OVD") for determining their final withdrawal. The OVD is the last business day of any month following retirement, in which the distribution is requested.

In December 2005, the FASB issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA SOP 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of the fully benefit-responsive and the presentation and disclosure of fully benefit-responsive investment contracts. The financial statement presentation and disclosure guidance in FSP AG INV-1 and SOP 94-4-1 is effective for financial statements for the plan years ending after December 15, 2006. The Plan intends to adopt the financial presentation and disclosure guidance in the FSP in the financial statements for the plan year ending December 31, 2006.

3.	Tax Status

On March 18, 2003, the United States Treasury Department advised the Company that the Plan as amended through January 28, 2002, is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter, to include, among other things, the merger of the BetzDearborn Plan. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

4. Investments

The following table presents the fair values of investments held by the Trustee at December 31:

	2005	2004
* Vanguard 500 Index Fund	$43,154	$46,495
Vanguard Explorer Fund	11,080	10,655
Vanguard Extended Market Index Fund	6,740	5,506
* Vanguard Growth & Income Fund	26,302	26,552
Vanguard International Growth Fund	11,867	9,493
Vanguard LifeStrategy Conservative Growth Fund	4,480	4,307
Vanguard LifeStrategy Growth Fund	3,918	3,681
Vanguard LifeStrategy Income Fund	2,903	2,731
Vanguard LifeStrategy Moderate Growth Fund	8,424	7,850
* Vanguard PRIMECAP Fund	42,546	44,145
Vanguard Small-Cap Value Index Fund	9,278	7,141
Vanguard Total Bond Market Index Fund	13,015	13,031
* Vanguard Windsor II Fund	26,026	23,208
* Hercules Common Stock Fund	61,668	90,970
Loan Fund	4,700	4,705
* Hercules Blended Interest Fund	86,015	88,889

Total	$362,116	$389,359

* Represents at Least 5% interest at December 31, 2005 and 2004

Net (depreciation) appreciation in fair value of investments for the Plan for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Hercules Common Stock	$(20,374)	$16,801
Mutual Funds	6,832	21,066

Net (depreciation) appreciation in fair value of investments	$(13,542)	$37,867

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

5.	Employer Contributions Received and Receivable

As of, and for the years ended December 31, 2005 and 2004 respectively, the Company made the following contributions to the Plan.

	Stock	Cash	Total

December 31, 2005	$14,452	$2,426	$16,878

December 31, 2004	$17,137	$—	$17,137

At December 31, 2005 and 2004, $3,898 and $1,723, respectively were receivable from the Company.

6.	Non-participant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	Investments	Employer Contributions Receivable	Loan	Net Assets
December 31, 2005
Hercules Common Stock Fund
Participant-directed	$3,664	$—	$—	$3,664
Non-participant-directed	20,513	—	—	20,513
	24,177	—	—	24,177
Hercules ESOP Stock Fund
Allocated Non-participant-directed	18,103	1,523	—	19,626
Unallocated Non-participant-directed	19,418	—	(39,154)	(19,736)
	37,521	1,523	(39,154)	(110)

	$61,698	1,523	(39,154)	$24,067
December 31, 2004
Hercules Common Stock Fund
Participant-directed	$8,066	$—	$—	$8,066
Non-participant-directed	28,522	—	—	28,522

	36,588	—	—	36,588
Hercules ESOP Stock Fund
Allocated Non-participant-directed	22,981	1,723	—	24,704
Unallocated Non-participant-directed	31,431	—	(51,212)	(19,781)
54, 412		1,723	(51,212)	4,923

	$91,000	$1,723	$(51,212)	$41,511

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

Investment gain (loss) income for the years ended December 31, 2005 and 2004 are as follows:

	Hercules Common	Hercules ESOP Stock Fund
	Stock Funds	Allocated	Unallocated
December 31, 2005
Net (depreciation) in fair value of investments:	$(8,009)	$(5,727)	$(6,638)
Employer contributions	24	—	14,575
Employee contributions	493	(117)	—
Benefit paid to participants	(2,645)	(1,849)	—
Interest expense	(2)	—	(2,518)
Allocation of shares under ESOP provisions	—	5,374	(5,374)
Net loan activity	119	(74)	—
Transfer to other investments options	(2,391)	(2,685)	—

Net (decrease) increase	$(12,411)	$(5,078)	$45

December 31, 2004
Net appreciation in fair value of investments:	$6,991	$4,183	$5,627
Transfers in from FiberVisions	1,189	—	—
Employee contributions	588	403	—
Employer contributions	—	—	16,752
Benefit paid to participants	(3,325)	(1,732)	—
Interest expense	—	—	(2,737)
Allocation of shares under ESOP provisions	—	5,173	(5,173)
Net loan activity	3	(98)	—
Transfer to other investments options	(8,275)	(4,007)	—

Net (decrease) increase	$(2,829)	$(3,922)	$14,469

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

7. Loan Payable

Pursuant to a loan agreement entered into with the Company in 2001, the Plan borrowed $11,000 in December 2001. This loan has a maturity date of December 31, 2020, bears interest at a rate of LIBOR plus 2.75% and has a fixed principal payment schedule of $200 per year on December 31 of each year from 2002 through 2019, with a balloon payment of $7,400 on December 31, 2020. On April 29, 2002, the Plan borrowed an additional $75,000 from the Company. This second loan has a maturity date of December 31, 2020, bears interest at a rate of LIBOR plus 2.75% and as a fixed payment schedule of $250 at the end of each calendar quarter as follows: $250 on June 30, 2002 and $250 on the last day of each quarter thereafter, with any remaining principal balance payable on December 31, 2020. Interest rate of both loans at December 31, 2005 was 4.93%.

The Plan provides for the allocation of shares of Hercules common stock held by the ESOP component of the Plan, for periodic allocation to the account of Plan participants to satisfy Hercules’ matching obligations. The unallocated shares of the ESOP are pledged as security for the loans. The value of the outstanding borrowings under the promissory notes are $39,000 and $51,000 at December 31, 2005 and 2004, respectively.

8.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions.

9.  Merger of FiberVisions Plans and FiberVisions Divesture

Effective January 1, 2004 the FiberVision 401 (k) Savings and Investment Plan was merged into Hercules Savings and Investment Plan. The net assets available for benefits at December 31, 2003 for FiberVisions Inc. Saving and Investment Plan were $12,800 , which included the participant loan balance of $814.

On March 31, 2006, the Company completed the sale of a 51% interest in FiberVisions Delaware Corporation to SPG/FV Investor, LLC (“SPG/FV”). In connection with the transaction, effective April 1, 2006, FiberVisions employees, who were participants in the Hercules Savings and Investment Plan, will be leaving the Plan and will participate in a plan sponsored by SPG/FV. This change is anticipated to result in approximately $12,000 in assets being transferred from Hercules Savings and Investment Plan.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN SCHEDULE I

Schedule of Assets Held for Investment Purposes at End of Year - Attachment for Schedule H, Line 4i
As of December 31, 2005

Hercules Incorporated Savings and Investment Plan, EIN 51-0023450, PN 020

Identity of Issue	Investment Type	Cost	Current Value

*Vanguard 500 Index Inv	Registered Investment Company	$35,058,517	$43,154,359
*Vanguard Explorer Fund	Registered Investment Company	9,031,937	11,079,550
*Vanguard Extended Market Index Inv	Registered Investment Company	5,148,452	6,740,208
*Vanguard Growth & Income Inv	Registered Investment Company	21,145,693	26,301,872
*Vanguard International Growth Fund	Registered Investment Company	8,834,061	11,866,544
*Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	4,097,465	4,480,332
*Vanguard LifeStrategy Growth Fund	Registered Investment Company	3,323,781	3,918,303
*Vanguard LifeStrategy Income Fund	Registered Investment Company	2,799,170	2,902,966
*Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	7,371,487	8,423,971
*Vanguard PRIMECAP Fund	Registered Investment Company	28,536,014	42,546,000
*Vanguard Small-Cap Value Index Fund	Registered Investment Company	8,049,490	9,278,031
*Vanguard Total Bond Market Index Fund	Registered Investment Company	13,224,579	13,015,073
*Vanguard Windsor II Fund	Registered Investment Company	20,245,168	26,025,917
*Hercules Common Stock Fund	Company Stock Fund	42,862,115	24,146,858
*Hercules ESOP Fund	Company Stock Fund	25,029,454	18,103,028
*Hercules ESOP - Unallocated	Company Stock Fund	13,317,585	19,417,897
*Loan Fund	5.25%-11.50%	4,700,434	4,700,434
*Hercules Blended Interest Fund	Unallocated Insurance Contract	86,014,403	86,014,403

Total Assets Held for Investment Purposes		$338,789,805	$362,115,746

* Indicates Party in Interest to the Plan

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

The Vanguard Group	Hercules Blended Fund	$15,153,401			$15,153,401
The Vanguard Group	Hercules Blended Fund		$18,028,917	$18,028,917	18,028,917
The Vanguard Group	Hercules Common Stock Fund	8,284,914			8,284,914
The Vanguard Group	Hercules Common Stock Fund		11,838,386	15,568,287	11,838,386	(3,729,901)

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in 'section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN SCHEDULE II

Schedule of Reportable Transactions - Attachment for Schedule H, Line 4i
As of December 31, 2005

Hercules Incorporated Savings and Investment Plan, EIN 51-0023450, PN 020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
/s/ Edward V. Carrington
Edward V. Carrington Vice President, Human Resources Plan Administrator
May 12, 2006

EXHIBIT INDEX

Number	Description
23.1	Consent of Independent Accountants